

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2024

Dan Ireland
Vice President, Legal
Exscientia plc
The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom

   Re: Exscientia plc
     Registration Statement on Form F-3
     Filed March 21, 2024
     File No. 333-278132

Dear Dan Ireland:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jimmy McNamara at 202-551-7349 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: David Boles